
Mail Stop 3030

March 15, 2016

Via E-mail
Mr. Mark Turfler
Chief Financial Officer
RF Industries, Ltd.
7610 Miramar Road, Bldg. 6000,
San Diego, California 92126-4202

> **Re: RF Industries, Ltd.**
> **Form 10-K for the Fiscal Year Ended October 31, 2015**
> **Filed January 28, 2016**
> **File No. 000-13301**

Dear Mr. Turfler:

We have reviewed your March 10, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 26, 2016 letter.

Form 10-K for the Fiscal Year Ended October 31, 2015

Item 8. Financial Statements

Note 2. Business Acquisitions, page F-11

1.   Further to your response to comment 3, please quantify the impact on your financial statements of consolidating Comnet as of November 1, 2014 versus January 20, 2015.

2.   Further, your response appears to indicate that you obtained control of Comnet on November 5, 2014 and therefore used that as the acquisition date under ASC 805-10-25-7. However, we note that you valued the stock issued to acquire Comnet based upon the volume weighted average price of your common stock during the five trading days before January 20, 2015. Please explain how your valuation date is consistent with your

assertion that you acquired Comnet on November 5, 2014. Refer to ASC 805-30-30-1 and 30-7 which requires you to value the shares issued using their acquisition date fair value.

3.   As part of your response, please explain to us the significant terms of your agreement with Mr. Portera regarding the control of Comnet during the period between November 5, 2014 and January 20, 2015. Explain why you needed to enter into the January 20, 2015 agreement if you already had control of Comnet and what terms of the purchase, if any, were not agreed to in the November 5, 2014 agreement. Tell us whether it was possible for you or Mr. Portera to not sign the January 20, 2015 agreement and the consequences thereof. Tell us whether either party could terminate the November 5, 2014 agreement.

You may contact Tara Harkins at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery